Free Writing Prospectus (To Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and the Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 433 Registration No. 333-169119 September 23, 2010

US$[            ]

FIXED RATE CALLABLE RANGE ACCRUAL NOTES DUE OCTOBER 20, 2025

E-6000

Principal Amount: US$ Issuer: Barclays Bank PLC

Issue Price: 100.00% Series: Global Medium-Term Notes,

Series A

Principal Protection Percentage: If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. Original Issue Date: October 20, 2010

Original Trade Date: October 15, 2010 Maturity Date: October 20, 2025, subject to Redemption at the Option of the Company (as set forth below).

CUSIP: 06740PVH6 Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

ISIN: US06740PVH62

Business Day: ☒ New York

☒ London

☐ Euro

☐ Other (            ) Business Day Convention:☒ Following

☐ Modified Following

☐ Preceding

☐ Adjusted or ☒ Unadjusted

Index Business Day: A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Interest Rate Type (see Interest Rate Formula below): Day Count Convention (or Fraction):

☐ Fixed Rate

☐ Regular Floating Rate

☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☒ Other (see description in this free writing prospectus)☐ Actual/360

☒ 30/360

☐ Actual/Actual

☐ Actual/365☐ NL/365

☐ 30/365

☐ Actual/366

☐ Actual/252 or Business Days/252

Initial Interest Rate: [6.50]% per annum

Interest Rate Formula: For each Interest Period commencing on or after the Original Issue Date to but excluding October 20, 2011: the Initial Interest Rate

For each Interest Period commencing on or after October 20, 2011, the interest rate per annum will be equal to the sum of:

(a) the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor; and

(b) the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor.

Accrual Factor: For any Interest Period, the number of calendar days in that Interest Period on which the Index Level observed on that day is greater than or equal to the Index Barrier, divided by the total number of calendar days in that Interest Period. Notwithstanding anything else to the contrary, if any calendar day during an Interest Period is not an Index Business Day or if the Index is subject to a Market Disruption Event, then the Index Level will equal the Index Level observed on the immediately preceding Index Business Day on which no Market Disruption Event has occurred.

Rate Cut-Off: For any Interest Period, the Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the Index Level observed on such fifth Index Business Day prior to that Interest Payment Date.

Index: S&P 500® Index (the “Index”). The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

Index Level: For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-90 of the accompanying prospectus supplement.

Initial Index Level: [            ], the closing value of the Index on the Original Trade Date.

Above Barrier Rates and Below Barrier Rates: For Interest Periods commencing on or after: Above Barrier Rate (per annum) Below Barrier Rate (per annum)

October 20, 2011 [6.50]% [0.00]%

October 20, 2015 [7.25]% [0.00]%

October 20, 2020 [8.00]% [0.00]%

Index Barrier: For Interest Periods commencing on or after: Index Barrier

October 20, 2011 [80%—85% of the Initial Index Level, rounded to the nearest hundredth]*

*The actual Index Barrier will be determined on the Original Trade Date.

Interest Payment Dates:☐ Monthly,☒ Quarterly,☐ Semi-Annually,☐ Annually,

payable in arrears on the 20th of April, July, October and January, commencing on January 20, 2011 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Redemption at the Option of the Company: We may redeem your Notes, in whole but not in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on or after October 20, 2011, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price: If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount, together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent: Barclays Bank PLC

Price to Public Agent’s Commission (1) Proceeds to Barclays Bank PLC

Per Note 100.00% 2.50% 97.50%

Total $ $ $

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to [2.50]% of the principal amount of the notes, or $[25] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, the index supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

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Index Level / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Index. Instead, the amount of interest payable on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) for any Interest Period to which the Interest Rate Formula applies is dependent on whether, and the extent to which, during a given Interest Period, the Index Level is greater than or equal to the Index Barrier. For each calendar day in an Interest Period on which the Index Level is greater than or equal to the Index Barrier, the applicable Above Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Index Level is less than the Index Barrier, the applicable Below Barrier Rate will accrue.

As a result, with the applicable Above Barrier Rate greater than the applicable Below Barrier Rate, if the Index Level is less than the Index Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Index Level is less than the Index Barrier. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period. If, on every calendar day in an Interest Period, the Index Level is less than the Index Barrier, then you will receive only the applicable Below Barrier Rate for that Interest Period (and if the applicable Below Barrier Rate for that Interest Period is 0% per annum, you would receive no interest payment on the related Interest Payment Date). If the Index Level is less than the Index Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive only the applicable Below Barrier Rate for each Interest Period (and if the applicable Below Barrier Rate for each Interest Period is 0% per annum, you would receive no interest payments on your Notes throughout their term).

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Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	the dividend rate on the common stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on any applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the Index Level is determined and evaluated relative to the Index Barrier. Under the Interest Rate Formula, the amount of interest payable on the Notes for any Interest Period to which the Interest Rate Formula applies is dependent on the Accrual Factor. The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which the Index Level is greater than or equal to the Index Barrier, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Index Level is greater than or equal to the Index Barrier, the applicable Above Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Index Level is less than the Index Barrier, the applicable Below Barrier Rate will accrue.

Stated mathematically, the interest rate per annum for any Interest Period to which the Interest Rate Formula applies will be equal to the sum of:

(a)	the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor, and

(b)	the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor.

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With the applicable Above Barrier Rate greater than the applicable Below Barrier Rate, the maximum possible per annum interest rate for any Interest Period to which the Interest Rate Formula applies is the applicable Above Barrier Rate for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Index Level is less than the Index Barrier. As a result, the possible per annum interest rate for any Interest Period could potentially be zero. See “Selected Risk Factors—Index Level/Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under different Accrual Factor scenarios. These examples are based on the applicable Above Barrier Rate for the Interest Period being 6.50% and the applicable Below Barrier Rate being 0.00%. The Notes will have quarterly Interest Payment Dates, and interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Index. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

Above Barrier Rate	Number of calendar days on which the Index Level was greater than or equal to the Index Barrier	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Interest Payment Amount (per $1,000 Note)[3]
6.50%	90	100.00%	6.50%	1.625%	$16.25
6.50%	60	66.67%	4.33%	1.083%	$10.83
6.50%	30	33.33%	2.17%	0.543%	$5.43
6.50%	0	0.00%	0.00%	0.00%	$0.00

1.	The interest rate per annum is equal to the sum of (a) the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor. For purposes of these examples, the applicable Below Barrier Rate is equal to 0.00%. As a result, the interest rate per annum is simply equal to the applicable Above Barrier Rate times the Accrual Factor, and no interest will accrue for any days during the Interest Period on which the Index Level was less than the Index Barrier.
2.	Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).
3.	Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If, on every calendar day during the relevant Interest Period, the Index Level is greater than or equal to the Index Barrier, the related Accrual Factor would equal 100%, or 1.0. In this case, the applicable Above Barrier Rate of 6.50% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the applicable Above Barrier Rate of 6.50%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $1,016.25 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 6.50% × (90/360) = 1.625%

Interest Payment = $1,000 × 1.625% = $16.25

Example 2: If, on every calendar day during the relevant Interest Period, the Index Level is less than the Index Barrier, the related Accrual Factor would equal 0%, or 0.0. In this case, the applicable Below Barrier Rate of 0.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

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Example 3: If the Index Level is greater than or equal to the Index Barrier on 33.33% of the calendar days in the relevant Interest Period, but less than the Index Barrier on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333. In this case, the applicable Above Barrier Rate of 6.50% would accrue for 33.33% of the days in that Interest Period, while the applicable Below Barrier Rate of 0.00% would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.17%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (6.50% × 0.3333) + (0.00% × [1 – 0.3333]) = 2.17%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $5.43 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.17% × (90/360) = 0.543%

Interest Payment = $1,000 × 0.543% = $5.43

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UNITED STATES FEDERAL INCOME TAX TREATMENT

Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the Notes, if any. This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield will be. In addition to accruing interest income in accordance with the comparable yield and projected payment schedule, you will be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.

Any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment in respect of the Notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Other tax characterizations of your Notes may also be possible. For example, your Notes could conceivably be treated as variable rate debt instruments, in which case gain or loss from the sale of the Notes could be capital gain or loss. The rules applicable to variable rate debt instruments are discussed further under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

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CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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US$

BARCLAYS BANK PLC

FIXED RATE CALLABLE RANGE ACCRUAL NOTES DUE OCTOBER 20, 2025

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010,

PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010 AND THE

INDEX SUPPLEMENT DATED AUGUST 31, 2010)